As filed with the Securities and Exchange Commission on August 6, 1999.
                                               Registration Nos. 333-
                                                                 811-7543
==========================================================================
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

             Pre-Effective Amendment No.                  [ ]

             Post-Effective Amendment No.                 [ ]

                                  and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

             Amendment No.   33                            [X]

                            Variable Account A
                        (Exact name of Registrant)

                      Keyport Life Insurance Company
                            (Name of Depositor)

                125 High Street, Boston Massachusetts 02110
      (Address of Depositor's Principal Executive Offices (Zip Code)

     Depositor's Telephone Number, including Area Code:  617-526-1400

                       Bernard R. Beckerlegge, Esq.
                 Senior Vice President and General Counsel
                      Keyport Life Insurance Company
               125 High Street, Boston, Massachusetts 02110
                  (Name and Address of Agent for Service)

                                 copy to:
                            Joan E. Boros, Esq.
            Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                    1025 Thomas Jefferson Street, N.W.
                           Washington, DC 20007

It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on [date] pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a) of Rule 485
( ) on [date] pursuant to paragraph (a) of Rule 485

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

==========================================================================
Exhibit Index on Page ____




                    CONTENTS OF REGISTRATION STATEMENT



                             The Facing Sheet

                             The Contents Page

                           Cross-Reference Sheet

                                  PART A

                                Prospectus

                                  PART B

                    Statement of Additional Information

                                  PART C

                               Items 24 - 32

                              The Signatures

                                 Exhibits








                            VARIABLE ACCOUNT A

                      KEYPORT LIFE INSURANCE COMPANY

                     CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-4

N-4 Item             Caption in Prospectus

 1. . . . . . . . . .Cover Page
 2. . . . . . . . . .Definitions
 3. . . . . . . . . .Summary of Contract Features
                     Fee Table
                     Example
                     Explanation of Fee Table and Example
 4. . . . . . . . . .Performance Information
 5. . . . . . . . . .Keyport and the Variable Account
                     Eligible Funds
 6. . . . . . . . . .Deductions
 7. . . . . . . . . .Allocations of Purchase Payments
                     Transfer of Variable Account Value
                     Substitution of Eligible Funds and Other Variable
                       Account Changes
                     Modification of the Contract
                     Death Benefit Provisions
                     Contract Ownership
                     Assignment
                     Partial Withdrawals and Surrender
                     Annuity Benefits
                     Suspension of Payments
                     Inquiries by Contract Owners
 8. . . . . . . . . .Annuity Provisions
 9. . . . . . . . . .Death Benefit Provisions
                     Annuity Options
10. . . . . . . . . .Purchase Payments and Applications
                     Variable Account Value
                     Valuation Periods
                     Calculation of Contract Value
                     Sales of the Contracts
11. . . . . . . . . .Partial Withdrawals and Surrender
                     Option A: Income For a Fixed Number of Years
                     Right to Revoke
12. . . . . . . . . .Tax Status
13. . . . . . . . . .Legal Proceedings
14.  .  .  .  .  .  .  .  .  .Table of Contents - Statement  of  Additional
Information


                     Caption in Statement of Additional Information

15. . . . . . . . . .Cover Page
16. . . . . . . . . .Table of Contents
17. . . . . . . . . .Keyport Life Insurance Company
18. . . . . . . . . .Experts
19. . . . . . . . . .Not applicable
20. . . . . . . . . .Principal Underwriter
21. . . . . . . . . .Investment Performance
22. . . . . . . . . .Variable Annuity Benefits
23. . . . . . . . . .Financial Statements





                                  PART A



--------------------------------------------------------------------------
                              Prospectus for

                      The Stein Roe Variable Annuity

                   Individual Flexible Purchase Payment
                    Deferred Variable Annuity Contract

                                 issued by

                            Variable Account A
                                    of
                      Keyport Life Insurance Company
                              125 High Street
                        Boston, Massachusetts 02110

                              Service Office:
                        Keyport Life Insurance Co.
                               P.O. Box 691
                            Leesburg, VA 20178
                              (877) 569-3789
--------------------------------------------------------------------------

This prospectus describes the Stein Roe variable annuity Contracts offered by Keyport Life Insurance Company. This Contract may be sold under different names. Most transactions involving this Contract may be performed through the Internet Service Center.

The value of your Contract will fluctuate on a variable basis. The Contract is designed to help you in your retirement planning. You may purchase it on a tax qualified or non-tax qualified basis.

To apply for the Contract, you must be of legal age, in a state where the Contracts may lawfully be sold.

You may not purchase a Contract if either you or the Annuitant are over 90 years old before we receive your application. You may not purchase a tax-qualified Contract if you or the Annuitant are over 75 years old before we receive your application (age 90 applies to Roth IRAs).

The minimum initial purchase payment for the Contract in most cases is $1,000. The minimum initial purchase payment is less than $1,000 if you elect to have monthly electronic fund transfers. After the initial purchase payment, the minimum subsequent payment is $100. We reserve the right to limit the total purchase payments made under this Contract to $5,000,000.

We will allocate your purchase payments to the investment options in the proportions you choose. The Contract currently offers eleven investment options, each of which is a Sub-account of Variable Account A. Currently, you may choose among the following Eligible Funds:

LIBERTY VARIABLE INVESTMENT TRUST: Colonial High Yield Securities Fund, Variable Series; Colonial Small Cap Value Fund, Variable Series; Colonial Strategic Income Fund, Variable Series; Colonial U.S. Growth & Income Fund, Variable Series; Liberty All-Star Equity Fund, Variable Series; Newport Tiger Fund, Variable Series; and Stein Roe Global Utilities Fund, Variable Series

STEINROE VARIABLE INVESTMENT TRUST: Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; Stein Roe Money Market Fund, Variable Series; and Stein Roe Mortgage Securities Fund, Variable Series

Prospectuses for the Eligible Funds are attached. The purchase of a Contract involves certain risks. Investment performance of the Eligible Funds to which you may allocate purchase payments may vary. We do not guarantee any minimum Contract Value under the Contract. An investment in the Stein Roe Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Stein Roe Money Market Fund seeks to preserve the value of your investment at $1.00 per share it is possible to lose money by investing in the Stein Roe Money Market Fund.

This prospectus contains important information about the Contract you should know before investing. You should read it before investing and keep it for future reference. You may download or print the prospectus from our website. If you prefer a paper copy of the prospectus, please call or write our Service Office at the address above.

We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. A table of contents for the SAI appears on the last page of this prospectus. A free copy of the SAI is available upon e-mail request through our Internet Service Center website (http://www.AnnuityNet.com) or by calling the telephone number above. The SAI is also available through the SEC website (http://www.sec.gov). In addition, other information regarding the Company and the Separate Account is available through the SEC website.

The date of this prospectus is __________, 1999.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             TABLE OF CONTENTS
                                                                    Page
Definitions                                                          3
Summary of Contract Features                                         4
Fee Table                                                            5
Example                                                              8
Explanation of Fee Table and Example                                 9
Keyport and the Variable Account                                     11
Purchase Payments and Applications                                   12
Investments of the Variable Account                                  12
  Allocations of Purchase Payments                                   12
  Eligible Funds                                                     13
  Transfer of Variable Account Value                                 16
Substitution of Eligible Funds and Other Variable Account Changes    17
Deductions                                                           17
  Deductions for Annuity Asset Charge                                18
  Deductions for Transfers of Variable Account Value                 19
  Deductions for Premium Taxes                                       19
  Deductions for Income Taxes                                        19
  Total Variable Account Expenses                                    20
  Contract Value Deductions                                          20
The Contracts                                                        23
  Variable Account Value                                             23
  Valuation Periods                                                  23
  Calculation of Contract Value                                      24
  Modification of the Contract                                       24
  Right to Revoke                                                    24
Death Benefit Provisions                                             25
  Death of Annuitant                                                 25
Contract Ownership                                                   32
Assignment                                                           32
Partial Withdrawals and Surrender                                    32
Annuity Provisions                                                   33
  Annuity Benefits                                                   33
  Annuity Option and Income Date                                     33
  Annuity Options                                                    33
  Variable Annuity Payment Values                                    36
  Proof of Age, Sex, and Survival of Annuitant                       36
Suspension of Payments                                               40
Advertising
Year 2000 Matters                                                    41
Tax Status                                                           41
  Introduction                                                       41
  Taxation of Annuities in General                                   41
  Qualified Plans                                                    44
  Individual Retirement Annuities                                    45
  Annuity Purchases by Nonresident Aliens                            45
Variable Account Voting Privileges                                   45
Sales of the Contracts                                               46
Legal Proceedings                                                    47
Records and Reports
Inquiries by Contract Owners                                         47
Table of Contents--Statement of Additional Information               48

                                DEFINITIONS

Accumulation Unit: A unit of measurement which we use to calculate Variable Account Value.

Annuitant: The natural person on whose life annuity benefits are based and who will receive annuity payments starting on the Income Date.

Annuity Option: A form of payment of the annuity available under the Contract.

Annuity Payment: An amount paid at regular intervals after the Income Date under one of several Annuity Options. The amount paid may vary.

Annuity Unit: A unit of measure used to calculate the amount of Annuity Payments after the Income Date.

Contract: The variable annuity contract between you and us.

Contract Anniversary: Each anniversary of the Contract Date.

Contract Date: The date your Contract becomes effective. The date we receive your completed application and initial purchase payment.

Contract Owner ("you"): The person(s) having the privileges of ownership defined in the Contract.

Contract Value: The value of all Variable Account amounts at a given time.

Contract Year: Each 12-month period beginning on the Contract Date and each Contract Anniversary thereafter.

Company ("we", "us", "our", "Keyport"): Keyport Life Insurance Company.

Designated Beneficiary: The person you designate to receive any death benefits under the Contract.

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

In Force: The status of your Contract before the Income Date, as long as:
     (1) you do not totally surrender it,
     (2) your Contract Value is greater than zero, and
     (3) if the Annuitant or any Contract Owner has died, fewer than five years have passed since the date of death.

Income Date: The date on which Annuity Payments are to begin.

Internet Service Center: The Internet site that provides variable annuity contract documents and information to current and prospective Contract Owners and through which various transactions may be performed. Certain of these transactions may require faxed or mailed signatures.

Non-Qualified Contract: Any Contract that is not issued under a Qualified
Plan.

Qualified Contract: A Contract issued under a Qualified Plan.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Sub-account: The portion of the Variable Account which invests in shares of a particular Eligible Fund.

Valuation Date: Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation Period: The period commencing at the close of trading (currently 4:00 p.m. EST) on each day that the NYSE is open for trading (in other words, the Valuation Date) and ending at the close of such trading on the next succeeding Valuation Date.

Variable Account: Variable Account A which is a separate investment account of the Company into which purchase payments under the Contracts may be allocated. The Variable Account is divided into Sub-accounts, each of which invests in shares of an Eligible Fund.

                       SUMMARY OF CONTRACT FEATURES

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus before deciding to invest. Further, individual state requirements that are different from the information in this prospectus are described in supplements to this prospectus or in endorsements to the Contract.

WHAT ARE MY INVESTMENT CHOICES? You can allocate and reallocate your investment among the Sub-accounts of the Variable Account, each of which in turn invests in one of the following Eligible Funds:

Liberty Variable Investment Trust ("Liberty Trust")
  Colonial High Yield Securities Fund, Variable Series ("Colonial High
     Yield Securities")
  Colonial Small Cap Value Fund, Variable Series ("Colonial Small Cap
     Value")
  Colonial Strategic Income Fund, Variable Series ("Colonial Strategic
     Income")
  Colonial U.S. Growth & Income Fund, Variable Series ("Colonial U.S.
     Growth & Income")
  Liberty All-Star Equity Fund, Variable Series ("Liberty All-Star
     Equity")
  Newport Tiger Fund, Variable Series ("Newport Tiger")
  Stein Roe Global Utilities Fund, Variable Series ("Stein Roe Global
     Utilities")

SteinRoe Variable Investment Trust ("SteinRoe Trust")
  Stein Roe Balanced Fund, Variable Series ("Stein Roe Balanced")
  Stein Roe Growth Stock Fund, Variable Series ("Stein Roe Growth Stock") Stein Roe Money Market Fund, Variable Series ("Stein Roe Money Market") Stein Roe Mortgage Securities Fund, Variable Series ("Stein Roe Mortgage
     Securities")

HOW DOES THE CONTRACT WORK? During the accumulation period, you may make purchase payments to us. Prior to annuitization, you may choose to withdraw some or all of your Contract Value. When you begin Annuity Payments, your periodic Annuity Payments will be based upon your Contract Value on the Income Date. Subsequently, Annuity Payments will vary depending upon the performance of the Funds you select. (See "The Contracts".)

WHAT CAN I DO THROUGH THE INTERNET SERVICE CENTER? Most transactions associated with your Contract can be accomplished through the Internet Service Center. We will send you information concerning your Contract, and you can receive documents concerning your Contract, through the Internet Service Center. You can monitor the status of your Contract, move funds from one Sub-account to another, change your e-mail or mailing address, etc., all through the Internet Service Center. For security reasons, we may issue you a PIN or password which you will use to access the Internet Service Center. Certain transactions, however, such as a change of Beneficiary or withdrawal of funds from the Contract, may not be completed through the Internet Service Center, but will also require a signed request that is faxed or mailed to our Service Office.

WHAT CHARGES ARE ASSOCIATED WITH THIS CONTRACT? We apply an annual charge totaling .65% to the daily net asset value of the Variable Account. (See "Deductions".)

Each Eligible Fund also has additional operating expenses associated with its daily operation. Finally, each fund pays a management fee to its investment advisors based upon its average daily net asset value. See the FEE TABLE. These fees and expenses are more fully described in the prospectuses for the funds.

If your state assesses a premium tax with respect to your Contract, we will deduct those amounts upon full surrender (including a surrender for the Death Benefit) or annuitization.

HOW WILL MY ANNUITY PAYMENTS BE CALCULATED? If you decide to annuitize, you elect an Annuity Option. Your periodic payment will be based upon the Annuity Option you selected, the changing values of the Sub-accounts in which you have invested, and your age at the Income Date. (See "Annuity Options".) Remember that you will benefit from any gain, and bear the risk of any drop, in the value of the securities in the Sub-accounts of the Variable Account.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE? We will pay to your designated beneficiary the greater of your Contract Value or the sum of your purchase payments adjusted for partial withdrawals. (See "Death Provisions".)

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes. (See "Partial Withdrawals and Surrender".) You will be subject to income taxes on any earnings you withdraw and you may also be subject to a 10% income tax penalty. (See "Tax Status".)

DO I GET A FREE LOOK AT THIS CONTRACT? Yes. If within ten days (or a longer period if required by law) of the date you receive the signed Contract through the Internet Service Center, you cancel the Contract through the Internet Service Center or return it, postage prepaid, to the Service Office of Keyport, it will be canceled. During this period, your purchase payments will be invested in the Stein Roe Money Market Fund. (See "Right to Revoke".)

                                 FEE TABLE

                    Contract Owner Transaction Expenses

Sales Load Imposed on Purchases:                                      0%
Maximum Surrender Charge
  (as a percentage of purchase payments):                             0%

Annual Contract Maintenance Charge:                                  $0

Transfer Charge (Maximum of $10):                                    $0
  (Currently waived. See "Limits on Transfers".)

                     Variable Account Annual Expenses
                  (as a percentage of average net assets)

Annuity Asset Charge:                                               .65%
  (This charge is for administrative, mortality and expense risk fees. See "Deductions".)

Total Variable Account Annual Expenses:                             .65%

             Liberty Trust and SteinRoe Trust Annual Expenses1
    (After any Fee Waivers and/or Expense Reimbursements -- Numbers in
       Parentheses Represent Expenses Before Any Such Waivers and/or
                             Reimbursements)2
                  (as a percentage of average net assets)

                                                        Total Fund
                            Management       Other      Operating
Fund                           Fees        Expenses      Expenses

Colonial High Yield Securities  .60%      .20%(1.24%)     .80%(1.84%)
Colonial Small Cap Value        .80%      .20%(3.32%)    1.00%(4.32%)
Colonial Strategic Income       .65%      .13%            .78%
Colonial U.S. Growth & Income   .80%      .10%            .90%
Liberty All-Star Equity         .80%      .20%(.24%)     1.00%(1.04%)
Newport Tiger                   .90%      .40%           1.30%
Stein Roe Global Utilities      .65%      .17%            .82%
Stein Roe Balanced              .45%      .20%            .65%
Stein Roe Growth Stock          .50%      .20%            .70%
Stein Roe Money Market          .35%      .27%            .62%
Stein Roe Mortgage Securities   .40%      .30%            .70%

The above expenses for the Eligible Funds were provided by the Funds. We have not independently verified the accuracy of the information.

1All Trust and Fund expenses are for 1998. The Liberty Trust and SteinRoe Trust expenses reflect such Trust's manager's agreement to reimburse expenses above certain limits (see footnote 2).

2The manager of Liberty Trust has agreed until April 30, 2000 to reimburse all expenses, including management fees, but excluding interest, taxes, brokerage, and other expenses which are capitalized in accordance with accepted accounting procedures, and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.00% for Colonial Small Cap Value, Colonial U.S. Growth & Income, Liberty All-Star Equity, and Stein Roe Global Utilities; 1.75% for Newport Tiger; and
 .80% for Colonial High Yield Securities and Colonial Strategic Income. The Liberty Trust's manager was not required to reimburse expenses as of the date of this prospectus for Colonial Strategic Income, Colonial U.S. Growth and Income, Newport Tiger and Stein Roe Global Utilities. For any other fund, the following percentages are what the expenses would have been in 1998 without any expense reimbursement: for Colonial High Yield Securities- -1.24% for other expenses and 1.84% for total expenses; for Colonial Small Cap Value--3.32% for other expenses and 4.32% for total expenses; and for Liberty All-Star Equity--.24% for other expenses and 1.04% for total expenses.

The manager of SteinRoe Trust has agreed until April 30, 2000 to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Eligible Funds: for Stein Roe Balanced--.75%; for Stein Roe Growth Stock--.80%; for Stein Roe Mortgage Securities--.70%; and for Stein Roe Money Market--.65%. The SteinRoe Trust's manager was not required to reimburse expenses as of the date of this prospectus.

                                  EXAMPLE

Example 1. If your Contract stays in force through the periods shown or is surrendered or annuitized at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

Sub-account                    1 Year     3 Years     5 Years     10 Years

Colonial High Yield Securities    15         47         86           211
Colonial Small Cap Value          17         54         97           239
Colonial Strategic Income         14         47         85           209
Colonial U.S. Growth & Income     16         51         91           225
Liberty All-Star Equity           17         54         97           239
Newport Tiger                     20         63        114           278
Stein Roe Global Utilities        15         48         87           214
Stein Roe Balanced                13         42         77           191
Stein Roe Growth Stock            14         44         80           198
Stein Roe Money Market            13         41         75           187
Stein Roe Mortgage Securities     14         44         80           198

                   EXPLANATION OF FEE TABLE AND EXAMPLE

The purpose of the fee table is to illustrate the expenses you may directly or indirectly bear under a Contract. The table reflects expenses of the Variable Account as well as the Eligible Funds. You should read "Deductions" in this prospectus and the sections relating to expenses of the Eligible Funds in their prospectuses. The fee table and example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

The example assumes you did not make any transfers. We reserve the right to impose a transfer fee after we notify you. Currently, we do not impose any transfer fee. Premium taxes are not shown. We deduct the amount of any premium taxes (which range from 0% to 5%) upon full surrender (including a surrender for the Death Benefit) or annuitization.

The fee table and example should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, "Trust Management Organizations" and "Expenses of the Funds" in the prospectus for Liberty Trust, and "How the Funds are Managed" in the prospectus for SteinRoe Trust.

The Contracts described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is provided. Our full financial statements and those for the Variable Account are in the Statement of Additional Information.

                          PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-accounts.

Performance information is not an indicator of either past or future performance of a Contract.

The Sub-accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

The Sub-accounts may present, along with any current required performance information, additional total return information that is computed on a different basis. Certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Contracts described in this prospectus. Any performance information for such periods will be based on the historical results of the Eligible Funds and applying the fees and charges of the Contract for the specified time periods.

The Stein Roe Money Market Sub-account is a money market Sub-account that also may advertise yield and effective yield information. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account but does not include premium tax charges. The yield would be lower if those charges were included.

We calculate the effective yield of the Stein Roe Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

                     KEYPORT AND THE VARIABLE ACCOUNT

We were incorporated in Rhode Island in 1957 as a stock life insurance company. Our executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865. The mailing address of our Service Office is Post Office Box 691, Leesburg, Virginia 20178. Our Internet Service Center is http://www.AnnuityNet.com.

We write individual life insurance and individual and group annuity contracts on a non-participating basis. We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) for financial strength by A.M. Best and Company, independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA for very strong financial security, Moody's rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-
 . S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. Within the S&P AA category, only AA+ is higher. The Moody's "2" modifier means that we are in the middle of the A category. The Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders. Even though we hold the assets in the Variable Account separately from our other assets, our ratings may still be relevant to you since not all of our contractual obligations relate to payments based on those segregated assets. Our ratings do not affect or influence the performance of the Eligible Funds or the Separate Account.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

We are indirectly owned by Liberty Financial Companies, Inc. and are ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

We established the Variable Account pursuant to the provisions of Rhode Island Law on January 30, 1996. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Contracts are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

                    PURCHASE PAYMENTS AND APPLICATIONS

The initial purchase payment is due on the Contract Date. The minimum initial purchase payment is $1,000. You may make additional purchase payments. Each subsequent purchase payment must be at least $100 or any lesser amount we may permit. We will reduce the minimum initial purchase payment to $100 in cases where you establish automatic subsequent purchase payments of no less than $100 per month by electronic funds transfer. If you elect an initial purchase payment of less that $1,000 and do not make the required monthly subsequent purchase payments by electronic funds transfer, we reserve the right to cancel this Contract and return the Contract Value to you. We may reject any purchase payment or any application. Purchase payments are allocated to a Contract based on the applicable Sub-account accumulation unit value(s) next determined after we receive it.

We have attempted to make the application process for the Contract as simple as possible. You may apply for the Contract by logging on to our Internet Service Center website (http://www.AnnuityNet.com) and completing our online application. During the application process, information is transferred between your computer and the Internet Service Center through a secure internet connection. In order to complete the online application, you will need to supply the following information:

  o the full name, address, telephone number, date of birth, and Social Security or Taxpayer Identification Number for the Primary Owner, Annuitant, and any Joint Owner; and

  o the full name, address, and relationship to the Owner of any Beneficiary(ies) that you wish to designate.

Once you have completed the online application, a copy of the application will print on the printer attached to your computer. It will be necessary for you to sign this application and mail it to our Service Office before we can process your application.

You may make your initial purchase payment by personal check, by enclosing your check with your signed application. During the online application process, you may also choose to make purchase payments by Electronic Funds Transfer (EFT). If you choose the EFT option, it will still be necessary for you to enclose either a deposit slip or a voided check with your signed application when you mail the application to our Service Office.

If your application for a Contract is complete, we will apply your initial purchase payment to the Variable Account within two business days of receipt. If the application is incomplete, we will notify you and try to complete it within five business days. If it is not complete at the end of this period, we will inform you of the reason for the delay. The purchase payment will be returned immediately unless you specifically consent to our keeping the purchase payment until the application is complete. Once the application is complete, the purchase payment will be applied within two business days of its completion.

We will send you a written notification by e-mail, to your last known e-mail address, showing the allocation of all purchase payments and the re-allocation of values after any transfer you have requested. You must notify us immediately of any error.

We may request you to confirm that the information is correct by signing a copy of the letter or a Contract delivery receipt. We will send you a written notice confirming all purchases. Our liability under any Contract relates only to amounts so confirmed.

                    INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

The Variable Account is segmented into Sub-accounts. Each Sub-account invests in shares of one of the Eligible Funds. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

We will invest the purchase payments you applied to the Variable Account in Sub-accounts you have chosen. Your selection must specify the percentage of the purchase payment that is allocated to each Sub-account. The percentage for each Sub-account, if not zero, must be at least 5% and a whole number. You may change the allocation percentages for subsequent purchase payments without fee, penalty or other charge. You can specify new allocation percentages for future purchase payments at any time by making your new allocation percentage choices through the Internet Service Center.

Eligible Funds

The Eligible Funds are the separate funds listed within the Liberty Trust and SteinRoe Trust. Keyport and the Variable Account may enter into agreements with other mutual funds for the purpose of making such mutual funds available as Eligible Funds under certain Contracts.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their attached prospectuses before allocating amounts to the Sub-accounts of the Variable Account.

Some of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following caption: "The Trust".

Liberty Advisory Services Corp. ("LASC"), our subsidiary, is the manager for Liberty Trust and its Eligible Funds. Colonial Management Associates, Inc. ("Colonial"), an affiliate, is the sub-adviser for the Eligible Funds except for Newport Tiger, Stein Roe Global Utilities and Liberty All-Star Equity. Newport Fund Management, Inc., an affiliate, is sub-adviser for Newport Tiger. Liberty Asset Management Company, an affiliate, is sub-adviser for Liberty All-Star Equity and the current portfolio managers are J.P. Morgan Investment Management Inc., Oppenheimer Capital, Wilke/Thompson Capital Management Inc., Westwood Management Corp. and Boston Partners Asset Management, L.P.

Stein Roe & Farnham Incorporated ("Stein Roe"), an affiliate, is the investment adviser for each Eligible Fund of SteinRoe Trust and sub-adviser for Stein Roe Global Utilities.

We briefly describe the Eligible Funds below:

Eligible Funds of Liberty Trust
and Variable Account
Sub-accounts                          Investment Objective

Colonial High Yield Securities        High current income and total
(Colonial High Yield Securities       return by investing primarily
Sub-account)                          in lower rated corporate debt
                                      securities.

Colonial Small Cap Value              Long-term growth by investing in
(Colonial Small Cap Value             smaller capitalization equity
Sub-account)                          securities.

Colonial Strategic Income             A high level of current income, as
(Colonial Strategic Income            is consistent with prudent risk and
Sub-account)                          maximizing total return, by
                                      diversifying investments primarily
                                      in U.S. and foreign government and
                                      high yield, high risk corporate
                                      debt securities.

Colonial U.S. Growth & Income         Long-term growth and income
(Colonial U.S. Growth & Income        by investing primarily in large
Sub-account)                          capitalization equity securities.

Liberty All-Star Equity               Total investment return, comprised
(Liberty All-Star Equity Sub-account) of long-term capital appreciation and current income, through
                                      investment primarily in a
                                      diversified portfolio of equity
                                      securities.

Newport Tiger                         Long-term capital growth by
(Newport Tiger Sub-account)           investing primarily in equity
                                      securities of companies located in
                                      the nine Tigers of Asia (Hong Kong,
                                      Singapore, South Korea, Taiwan,
                                      Malaysia, Thailand, Indonesia,
                                      China and the Philippines).

Stein Roe Global Utilities
(Stein Roe Global Utilities           Current income and long-term growth
Sub-account)                          of capital and income.

Eligible Funds of SteinRoe Trust
and Variable Account
Sub-accounts                          Investment Objective

Stein Roe Balanced                    High total investment return
(Stein Roe Balanced                   through investment in a changing
Sub-account)                          mix of securities.

Stein Roe Growth Stock                Long-term growth of capital through
(Stein Roe Growth Stock               investment primarily in common
Sub-account)                          stocks.

Stein Roe Money Market                High current income from short-term
(Stein Roe Money Market               money market instruments while
Sub-account)                          emphasizing preservation of capital
                                      and maintaining excellent
                                      liquidity.

Stein Roe Mortgage Securities         Highest possible level of current
(Stein Roe Mortgage Securities        income consistent with safety of
Sub-account)                          principal and maintenance of
                                      liquidity through investment
                                      primarily in mortgage-backed
                                      securities.

Transfer of Variable Account Value

You may transfer Variable Account Value from one Sub-account to another Sub-account.

We may charge a transfer fee or limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select.

Limits on Transfers

Currently, we do not limit the number or frequency of transfers other than as described below. However, we reserve the right to charge a transfer fee of $10 per transfer for each transfer in excess of 12 in any Contract Year. The following transfer restrictions also apply.

   o We impose a transfer limit of one transfer every 30 days, or such other period as we may permit, for transfers on behalf of multiple Contracts by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer, and

   o We limit each transfer to a maximum of $500,000, or such greater amount as we may permit. We treat all transfer requests for a Contract made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Contract you own. The total combined transfer amount is subject to the $500,000 limitation. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers, and

   o We treat as a single transfer all transfers made on the same day on behalf of multiple Contracts by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The $500,000 limitation applies to such transfers. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers.

If we have executed a transfer with respect to your Contract as part of a multiple transfer request, we will not execute another transfer request for your Contract for 30 days.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may cause an adverse affect on the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs which all Contract Owners must indirectly bear.

We will notify you by e-mail, at your last known e-mail address, prior to charging any transfer fee or changing the limitation concerning the number of transfers we permit. The transfer fee will not exceed $10.

You may notify us in writing of your transfer requests or you may submit your transfer requests through the Internet Service Center. If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day. We will execute your request to transfer value by both redeeming and acquiring Accumulation Units on the day we initiate the transfer.

If you transfer 100% of any Sub-account's value, and your current allocation formula for purchase payments includes that Sub-account, the allocation formula for future purchase payments will automatically change unless you tell us otherwise by notifying us by mail or by e-mail.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or further investment in the shares of an Eligible Fund is no longer appropriate under the Contract, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:

   o  to operate the Variable Account in any form permitted by law;

   o to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

   o to transfer any assets in any Sub-account to another or to one or more separate investment accounts;

   o  to add, combine or remove Sub-accounts in the Variable Account; and

   o to change how we assess charges, so long as we do not increase them above the current total amount charged to the Variable Account and the Eligible Funds in connection with your Contract.

                                DEDUCTIONS

Deductions for Annuity Asset Charge

We deduct an annuity asset charge from each Sub-account. The annuity asset charge is equal, on an annual basis, to .65% of the average daily net asset value of each Sub-account. We deduct the charge both before and after the Income Date.

The charge compensates us for administrative expenses we incur and for mortality and expense risks we assume. Our administrative expenses include, but are not limited to, bookkeeping costs, the cost of maintaining our Service Office and our Internet Service Center, and the costs associated with sales of the Contract. We assume the risk that annuitants as a class may live longer than expected (mortality risk), and that expenses may be higher than the deductions for those expenses (expense risk). In either case, the loss will fall on us. Conversely, if such deductions exceed our actual expenses, the excess will be profit to us.

Deductions for Transfers of Variable Account Value

Currently, we do not charge a transfer fee. However, the Contract allows us to charge up to $10 for each transfer in excess of 12 per year. We will notify you by e-mail, at your last known e-mail address, prior to the imposition of any fee.

Deductions for Premium Taxes

We deduct the amount of any premium taxes required by any state or governmental entity. Currently, we deduct premium taxes from Contract Value upon full surrender (including a surrender for the Death Benefit) or annuitization. The actual amount of any such premium taxes will depend, among other things, on the type of Contract you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of those states. Currently such premium taxes range from 0% to 5.0% of total purchase payments.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Contract that a governmental authority requires us to withhold. See "Income Tax
Withholding" and "Tax-Sheltered Annuities".

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the annuity asset charge and, if applicable a tax charge factor. (See "Calculation of Contract Value".)

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and the deductions and expenses paid out of the assets of the Eligible Funds. Each Eligible Fund pays a management fee to its investment adviser(s) based upon its average daily net asset value. Each Eligible Fund also has additional operating expenses associated with the daily operation of the funds. The prospectus for the Eligible Fund describes these deductions and expenses.

                               THE CONTRACTS

Variable Account Value

The Variable Account Value for a Contract is the sum of the value of each Sub-account to which you have allocated values. We determine the value of each Sub-account at any time by multiplying the number of Accumulation Units attributable to that Sub-account by its Accumulation Unit value.

Each purchase payment you make results in the credit of additional Accumulation Units to your Contract and the appropriate Sub-account. The number of additional units for any Sub-account will equal the amount allocated to that Sub-account divided by the Accumulation Unit value for that Sub-account at the time of investment.

Valuation Periods

We determine the value of the Variable Account each valuation period using the net asset value of the Eligible Fund shares. A valuation period is the period generally beginning at 4:00 P.M. (EST), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends; New Year's Day; Martin Luther King, Jr. Day; Presidents' Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day and Christmas Day.

Calculation of Contract Value

Contract Value at any time prior to the Income Date equals the sum of the values of the Accumulation Units credited in the Sub-accounts under the Contract. Your Contract Value will fluctuate with the investment results of the Eligible Funds underlying the Sub-accounts you have selected.

The value of a Sub-account on any Valuation Date is the number of Accumulation Units in the Sub-account multiplied by the value of an Accumulation Unit in the Sub-account at the end of the Valuation Period.

Accumulation Units for each Sub-account are valued separately. Initially, the value of an Accumulation Unit was arbitrarily established at the inception of the Sub-account. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Sub-account for any later Valuation Period is determined as follows:

   o The total value of Fund shares held in the Sub-account is calculated by multiplying the number of Fund shares owned by the Sub-account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus

   o The liabilities of the Sub-account at the end of the Valuation Period (such liabilities include daily charges imposed on the Sub-account, and may include a tax charge factor with respect to any taxes paid or reserved for by us that we determine are as a result of the operations from the Variable Account); and the result is divided by

   o The outstanding number of Accumulation Units in the Sub-account at the beginning of the Valuation Period.

The daily charges imposed on a Sub-account for any Valuation Period represent the annuity asset charge adjusted for the number of calendar days in the Valuation Period.

Modification of the Contract

Only our President or Secretary may agree to alter the Contract or waive any of its terms. A change may be made to the Contract if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Revoke

Generally, you may return the Contract within 10 days after you receive it by delivering or mailing it to us. You may also cancel the Contract within 10 days through the Internet Service Center. If you return the Contract to us through the mail, the postmark on a properly addressed and postage-prepaid envelope determines if a Contract is returned within the 10-day period. We will treat the returned Contract as if we never issued it. We will promptly refund the Contract Value or purchase payments, whichever is required by state law, as of the date we receive the returned Contract or the date it is cancelled through the Internet Service Center. You may ask us which standard applies to your state. During this 10-day "free look" period your initial purchase payment will be held in the Stein Roe Money Market Fund Sub-account. Your initial purchase payment will not be transferred to the Sub-account(s) you select until the free look period has ended.

In some states, under applicable law or regulation, your "free look" period may be longer that 10 days. Please refer to your Contract.

                         DEATH BENEFIT PROVISIONS

You may designate a Beneficiary during your lifetime and, unless prohibited by a previous designation, change the Beneficiary by mailing a request to our Service Office. A change of Beneficiary may be requested through the Internet Service Center but requires a signed request to be mailed to our Service Office. Each change of Beneficiary revokes any previous designation.

If there is a single Contract Owner and the Contract Owner dies before the Income Date, the Death Benefit paid to the designated Beneficiary will be the Contract Value as of the date on which we approve the payment of the claim.

We will determine the value of the Death Benefit as of the date on which the death claim is approved for payment. We will approve a claim for a Death Benefit upon receipt of:

   o  proof, satisfactory to us, of the death of the Contract Owner;

   o  a request for payment of the Death Benefit mailed to our Service
      Office; and

   o  our receipt of all required claim forms, fully completed.

We will make payment of an approved Death Benefit in accordance with applicable laws and regulations governing payment of Death Benefits. We will not allow any payment that does not satisfy the requirements of Internal Revenue Code section 72(s) or 401(a)(9) as applicable, as amended from time to time.

Unless otherwise provided in the Beneficiary designation, one of the following procedures will occur on the death of a Beneficiary:

   o If any Beneficiary dies before the Contract Owner, that Beneficiary's interest will go to any other Beneficiaries named, according to their respective interests; and/or

   o If no Beneficiary survives the Contract Owner, the proceeds of the Death Benefit will be paid to the Contract Owner's estate.

The Death Benefit payable to the Beneficiary must be distributed within five years of the Contract Owner's date of death unless the Beneficiary begins receiving within one year of the Contract Owner's death substantially equal installments over a period not extending beyond the Beneficiary's life expectancy.

If the Beneficiary is the spouse of the Contract Owner, then he or she may elect to continue the Contract as Contract Owner. If the Contract Owner is a corporation or other non-natural person, the death of the Annuitant will be treated as the death of the Contract Owner and the above distribution rules will apply.

If there are joint Contract Owners, upon the death of the first joint Contract Owner, the surviving joint Contract Owner will receive the Death Benefit. The surviving joint Contract Owner will be treated as the primary, Designated Beneficiary. Any other designation on record at the time of death will be treated as a contingent Beneficiary.

If the surviving joint Contract Owner, as spouse of the deceased joint Contract Owner, continues the Contract as the sole owner in lieu of receiving the Death Benefit, then the designated Beneficiary(s) will receive the Death Benefit upon the death of the surviving spouse.

Death of Annuitant
If the Annuitant is also the Contract Owner or joint Contract Owner, then the Death Benefit will be subject to the provisions of the Contract regarding death of the Contract Owner. If a surviving spouse assumes the contract upon death of a joint Contract Owner Annuitant, then the contingent Annuitant becomes the Annuitant. If no contingent Annuitant is named, then the surviving spouse becomes the Annuitant.

If an Annuitant who is not the Contract Owner or joint Contract Owner dies, then the contingent Annuitant, if any, becomes the Annuitant. If no contingent Annuitant is named, the Contract Owner (or joint Contract Owner if younger) becomes the Annuitant.

                            CONTRACT OWNERSHIP

The Contract Owner shall be the person designated in the application and you may exercise all the rights of the Contract. Joint Contract Owners are permitted. Contingent Contract Owners are not permitted.

You may direct us in writing to change the Contract Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of that person.

Because a change of Contract Owner by means of a gift may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Contract may have limitations on transfer of ownership. You should consult the plan administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

                                ASSIGNMENT

You may assign the Contract at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Contract may have limitations on your ability to assign the Contract.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

                     PARTIAL WITHDRAWALS AND SURRENDER

You may make partial withdrawals from the Contract by notifying us by mail. The minimum withdrawal amount is $300. If the Contract Value after a partial withdrawal would be below $1,000, we will treat the request as a withdrawal of only the amount over $1,000. Unless you specify otherwise, we will deduct the total amount withdrawn from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value.

You may totally surrender the Contract by notifying us by mail.
Surrendering the Contract will end it. Upon surrender, you will receive the Contract Value.

We will pay the amount of any surrender within seven days of receipt of your request. Alternatively, you may purchase for yourself an annuity payment option with any surrender benefit of at least $5,000. If the Contract Owner is not a natural person, we must consent to the selection of an annuity payment option.

You may not surrender annuity options based on life contingencies after annuity payments have begun. You may surrender Option A, described in "Annuity Options" below, which is not based on life contingencies.

Because of the potential tax consequences of a full or partial surrender, you should consult a competent tax adviser regarding a surrender.

Participants under Qualified Plans as well as Contract Owners, Annuitants, and Designated Beneficiaries are cautioned that you may not be able to take a partial withdrawal or surrender the Contract under a Qualified Plan. You should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that Plan.

                            ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Contract is In Force, we will begin variable income payments to the Annuitant under the Annuity Option or Options you have chosen. We determine the amount of the initial payment(s) on the Income Date by applying the Contract Value less any premium taxes not previously deducted to the option selected. See "Variable Annuity Payment Values" for additional information on how we calculate annuity payment amounts.

Subsequent payments will fluctuate in amount.

Annuity Option and Income Date

You may select an Annuity Option and Income Date at the time of application or later. Any Income Date must be:

   o  not earlier than the first day after the Contract Date, and

   o  not later than the earlier of

      (i) the later of the Annuitant's 90th birthday and the 10th Contract Anniversary and

      (ii) any maximum date permitted under state law.

If you do not select an Income Date for the Annuitant, the Income Date will automatically be the latest date specified above.

You may choose or change an Annuity Option or the Income Date through the Internet Service Center or by writing to us at least 30 days before the Income Date.

Annuity Options

The Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed;

Option C: Joint and Last Survivor Income; and

You may arrange other variable income options if we agree. Fixed income payments are not available. If you do not select an Annuity Option, we automatically choose Option B.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available under any annuity option is less than $5,000, we reserve the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

We will make annuity payments monthly unless you have requested quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 5 nor more than 50. You may choose a period of years over 30 only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment. We refer to Option A as Preferred Income Plan (PIP). At any time, the payee may elect to receive the following amount:

    o the present value of the remaining variable annuity payments, commuted at the 5% interest rate used to create the annuity factor for this option (this interest rate for variable annuity payments is also referred to as the assumed investment rate (AIR) or benchmark rate).

Instead of receiving a lump sum, the payee may elect another payment option.

If, at the death of the payee, Option A payments have been made for fewer than the chosen number of years:

   o we will continue payments during the remainder of the period to the successor payee; or

   o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the 5% interest rate used to create the annuity factor for this option.

The annuity asset charge is deducted during the Option A payment period, but we have no mortality risk during this period.

Currently, we permit the original payee to make a number of changes to variable payments under Option A. No new change is permitted if a change has occurred with the prior year (i.e., the prior 365 days). For regular PIPs, the permissible changes, which can be made at any time followed by the yearly waiting period, include:

   o shortening or lengthening the period certain provided the payments already made and those to be made meet the 5 - 50 year and age 100 limits described above;

   o changing to a life option - note that under this option the payee no longer may end the payments for a commuted value;

   o  changing the payment frequency; and

   o  changing the day of the month on which payment occurs.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:

   o we will continue payments during the remainder of the period to the successor payee; or

   o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the 5% interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. It is possible under this option to receive only one annuity payment if both payees die after the receipt of the first payment, or to receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Variable Annuity Payment Values

We determine the amount of the first payment by using an annuity purchase rate based on an assumed annual investment rate (AIR or benchmark rate) of 5% per year. (See "Variable Annuity Payment Values" in the Statement of Additional Information for more information on AIRs.) Subsequent payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the annuity asset charge) is better or worse than the assumed investment rate. The total dollar amount of each payment will be equal to the sum of all Sub-account payments.

We limit the number of times or the frequency with which a payee may instruct us to change the Sub-account(s) used to determine the amount of the annuity payments to three times per contract year. We reserve the right to change the number transfer that we allow. Currently, there is also no charge for such transfers. We reserve the right to charge a transfer fee of $10 per transfer for each transfer. We will notify you by e-mail, at your last known e-mail address, of any change in the number of transfers we allow or if we begin to charge any transfer fee.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayments with the next annuity payment and deduct any overpayments, unless repaid in one sum, from future annuity payments until we are repaid in full.

                          SUSPENSION OF PAYMENTS

We reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:

   o the New York Stock Exchange is closed other than customary weekend or holiday closings;

   o   trading on the Exchange is restricted;

   o an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

   o the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the prior two conditions described above exist.

                                ADVERTISING

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

In marketing the variable annuity Contracts, we may refer to certain ratings assigned to us under the rating systems of the A.M. Best and Company, Standard & Poor's, Moody's and Duff & Phelps. The objective of these rating systems is to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion about that company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of the insurance company. In marketing the Contracts and the underlying funds, we may at times use data published by other nationally-known independent statistical services. These service organizations provide relative measures of such factors as an insurer's claims paying ability, the features of particular Contracts, and the comparative investment performance of the Eligible Funds with other portfolios having similar objectives. A few such services are: Duff & Phelps, the Lipper Group, Moody's, Morningstar, Standard and Poor's and VARDS. Marketing materials may employ illustrations of compound interest, discuss automatic withdrawal services, and describe our customer base, assets, and our relative size in the industry. They may also discuss other features of Keyport, the Variable Account, the Eligible Funds and their investment management.

                             YEAR 2000 MATTERS

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This potential problem has become known as the "Year 2000 issue". The Year 2000 issue affects virtually all companies and organizations.

Computer applications that are affected by the Year 2000 issue could impact our business functions in various ways, ranging from a complete inability to perform critical business functions to a loss of productivity in varying degrees. Likewise, the failure of some computer applications could have no impact on critical business functions.

We are assessing and addressing the Year 2000 issue by implementing a four-step plan. The first two steps involve conducting an inventory of all computer applications which support our business functions and prioritizing computer applications which are affected by the Year 2000 issue, based upon the degree of impact each application has on the functioning of our business units. The first two steps of the plan are substantially complete.

The final two steps of the four-step plan involve repairing and replacing affected computer programs and testing them for Year 2000 readiness. For computer applications which are "mission critical" (i.e., their failure would result in our complete inability to perform critical business functions), we completed the final two steps of the plan on June 1, 1999. We expect to complete the repair and replacement of non-critical computer applications by December 31, 1999.

We believe the Year 2000 issue could have a material impact on our operations if we do not implement the four-step plan in a timely manner. However, based upon our progress, we believe we will meet our timetable, and the Year 2000 issue will not pose significant operational problems for our computer systems.

We do not expect the cost of addressing the Year 2000 issue to be material to our financial condition or results of operations.

                                TAX STATUS

Introduction

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

The Contract is for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the Contract Value, on annuity payments, and on the economic benefit to the Contract Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Contract and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial surrender, an assignment or gift of the Contract, or annuity payments. A trust or other entity owning a Non-Qualified Contract, other than as an agent for an individual, is taxed differently; increases in the value of a Contract are taxed yearly whether or not a distribution occurs.

Surrenders, Assignments and Gifts. If you fully surrender your Contract, the portion of the payment that exceeds your cost basis in the Contract is subject to tax as ordinary income. For Non-Qualified Contracts, the cost basis is generally the amount of the purchase payments made for the Contract. For Qualified Contracts, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is taxed on the portion of the amount that exceeds your cost basis in the Contract. If the Designated Beneficiary elects that the lump sum not be paid in order to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Contracts, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Contract Value exceeds purchase payments. Then, to the extent the Contract Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Contract, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Contracts is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Contract, you will be treated as if you had received the amount assigned or pledged. You will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Contract to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Contract.

A special computational rule applies if we issue to you, during any calendar year, two or more Contracts, or one or more Contracts and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under Section 72(e) of the Code. All of the contracts will be treated as one contract. We believe this means the amount of any distribution under any one Contract will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Contracts or contracts exceeds the sum of each contract's cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values allocated to Variable Account Value by the total number of expected payments. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Contracts, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

Following any change by the payee to variable annuity payments under Option A, other than a change of the payment day of the month where the remaining payment length stays the same, the non-taxable portion of each payment will be recalculated in accordance with IRS standards.

Penalty Tax. Payments received by you, Annuitants, and Designated
Beneficiaries under Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received:

   o  after the taxpayer attains age 59-1/2;
   o in a series of substantially equal payments made for life or life expectancy;
   o after the death of the Contract Owner (or, where the Contract Owner is not a human being, after the death of the Annuitant);
   o  if the taxpayer becomes totally and permanently disabled; or
   o under a Non-Qualified Contract's annuity payment option that provides for a series of substantially equal payments; provided only that one purchase payment is made to the Contract, that the Contract is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Contract Year.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Contracts unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply.

Section 1035 Exchanges. You may purchase a Non-Qualified Contract with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

   o the new Contract will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified
      Contracts";

   o purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

   o purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
       (i)   the penalty tax does not apply to any distribution;
       (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
       (iii) assignments are not treated as surrenders subject to taxation.

We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Contract, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Contract will not be treated as an annuity contract. As a consequence, income earned on a Contract would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which your control of the investments of a segregated asset account may cause you, rather than us, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Contract. We, however, have reserved certain rights to alter the Contract and investment alternatives so as to comply with such regulations. Since no regulations have been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, you are urged to consult with your tax adviser.

Qualified Plans

The variable annuity Contract may be used with certain Qualified Plans. The Contract includes features such as tax deferral on accumulated earnings. This feature, which is a significant traditional benefit of annuities, offers you no additional tax deferral benefits when you purchase the Contract inside a Qualified Plan, because the funds you use to purchase the Contract are already afforded tax deferred status. Please consult a tax advisor for information specific to your circumstances in order to determine whether the Contract is an appropriate investment for you.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Contract with Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, Annuitants, and Designated Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contract. Following is a brief description of the Qualified Plans and of the use of the Contract in connection with them. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that Plan.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a
Section 408(b) Individual Retirement Annuity.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

                    VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Contract prior to the Income Date. The number of shares held in each Sub-account which are attributable to you is determined by dividing your Variable Account Value in each Sub-account by the net asset value of the applicable share of the Eligible Fund. The payee has the voting interest after the Income Date under an annuity payment option. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which a person has a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having a voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions.

                          SALES OF THE CONTRACTS

The Contracts will be sold through the Internet Service Center we maintain for this purpose. Keyport Financial Services Corp. ("KFSC"), our subsidiary, serves as the principal underwriter for the Contract described in this prospectus. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110.

                             LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. We are engaged in various kinds of routine litigation which, in our judgment, is not of material importance in relation to our total capital and surplus.

                            RECORDS AND REPORTS

As presently required by the Investment Company Act of 1940 ("1940 Act") and applicable regulations, we are responsible for maintaining all records and accounts relating to the Variable Account. We will electronically mail to you, at your last know e-mail address, at least semiannually after the first Contract Year, reports containing information required by the 1940 Act or any other applicable law or regulation.

                       INQUIRIES BY CONTRACT OWNERS

If you have questions about your Contract, you may send an e-mail to our Internet Service Center (Help@Mail.AnnuityNet.com) or visit the Internet Service Center on the world wide web at http://www.AnnuityNet.com or write to us at Keyport Life Insurance Co., P.O. Box 691, Leesburg, VA 20178.

           TABLE OF CONTENTS-STATEMENT OF ADDITIONAL INFORMATION

                                                              Page
Keyport Life Insurance Company                                 2
Variable Annuity Benefits                                      2
  Variable Annuity Payment Values                              2
  Re-Allocating Sub-account Payments                           3
Custodian                                                      4
Principal Underwriter                                          4
Experts                                                        4
Investment Performance                                         4
  Yield for Stein Roe Money Market Sub-Account                 5
Financial Statements                                           6
  Variable Account A                                           7
  Keyport Life Insurance Company                               37






                                  PART B

                    STATEMENT OF ADDITIONAL INFORMATION

                   INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                    DEFERRED VARIABLE ANNUITY CONTRACT
                                 ISSUED BY
                            VARIABLE ACCOUNT A
                                    OF
                KEYPORT LIFE INSURANCE COMPANY ("Keyport")


This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Stein Roe variable annuity prospectus dated ___________, 1999. The SAI is incorporated by reference into the prospectus. A free copy of the prospectus is available by writing Keyport at its Service Office P.O. Box 691, Leesburg, VA 20178 or upon e-mail request through our Internet Service Center website (http://www.AnnuityNet.com) or by calling (877) 569-3789. The prospectus is also available through the SEC website (http://www.sec.gov). In addition, other information regarding the Company and the Separate Account is available at the SEC website.




                             TABLE OF CONTENTS

                                                                     Page

Keyport Life Insurance Company.........................................2
Variable Annuity Benefits..............................................2
  Variable Annuity Payment Values......................................2
  Re-Allocating Sub-Account Payments...................................3
Custodian..............................................................4
Principal Underwriter..................................................4
Experts................................................................4
Investment Performance.................................................4
  Yield for Stein Roe Money Market Sub-Account.........................5
Financial Statements...................................................6
  Variable Account A...................................................7
  Keyport Life Insurance Company......................................37






The date of this statement of additional information is __________, 1999.



EA1999.SAI

                      KEYPORT LIFE INSURANCE COMPANY

Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport. Liberty Mutual ultimately controls Keyport through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC") and SteinRoe Services, Inc. Liberty Mutual, as of December 31, 1998, owned, indirectly, approximately 72% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport, see page 8 of the prospectus.

                         VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, the total dollar amount of each periodic payment will be equal to the sum of all Sub-Account payments.

The first payment for each Sub-Account will be determined by deducting any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of:
(a) the applicable factor from the Contract's annuity table for the particular payment option; or (b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Keyport first purchased Eligible Fund shares on behalf of the Variable Account, Keyport valued each Annuity Unit for each Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:

   (a) is equal to the net investment factor as defined in the prospectus; and

   (b) is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Contract's annuity tables is 5% per year.

With  a  particular  AIR, payments after the first  one  will  increase  or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. For example, consider what would happen if the actual annualized investment return is 9%, 5%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 5% AIR payments would increase in amount. With an actual 5% return, the 5% AIR payment would stay the same. With an actual return of 3%, the 5% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 5% AIR payments would decrease in amount.

Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments unlimited times every 12 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 5% and must be a whole number. At the end of the Valuation Period during which Keyport receives the request, Keyport will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

                                 CUSTODIAN

The custodian of the assets of the Variable Account is State Street Bank and Trust Company, a state chartered trust company. Its principal office is at 225 Franklin Street, Boston, Massachusetts.

                           PRINCIPAL UNDERWRITER

The Contract and Contracts, which are offered continuously, are distributed by Keyport Financial Services Corp. ("KFSC"), a wholly-owned subsidiary of Keyport.

                                  EXPERTS

The consolidated financial statements of Keyport Life Insurance Company at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of Keyport Life Insurance Company-Variable Account A at December 31, 1998 and for each of the two years in the period ended December 31, 1998, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                          INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from Contract values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade
Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment in the Sub-account from the beginning of the measuring period to the end of that period. This average annual total return reflects all historical investment results, less all Sub-account and Contract charges and deductions as required by certain regulatory rules. Average total return is not reduced by any premium taxes. Average total return would be less if these taxes were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Contract surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

Yield for Stein Roe Money Market Sub-Account

Yield percentages for the Stein Roe Money Market Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual .65% asset-based Contract charges. Yields do not reflect premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) x  365
                   C            7

Where:

   A =  the Accumulation Unit value at the end of the 7-day period.

   B =  $0.00.

   C =  the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Stein Roe Money Market Sub-Account will continue over an entire year.

                           FINANCIAL STATEMENTS

The financial statements of the Variable Account and Keyport Life Insurance Company are included in the statement of additional information. The consolidated financial statements of Keyport Life Insurance Company are provided as relevant to its ability to meet its financial obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

The financial statements for the Variable Account do not reflect the Contract described in the prospectus because as of the date of the financial statements, the sale of the Contract had not yet begun.

                           Financial Statements
                            Variable Account A
                      Keyport Life Insurance Company
                        [to be filed by Amendment]






                                  PART C



Item 24. Financial Statements and Exhibits

 ++  (a)  Financial Statements:
          Included in Part B:
          Variable Account A:
            Statement of Assets and Liabilities - December 31, 1998 Statement of Operations and Changes in Net Assets for the years ended December 31, 1998 and 1997
            Notes to Financial Statements
          Keyport Life Insurance Company:
            Consolidated Balance Sheet - December 31, 1998 and 1997 Consolidated Income Statement for the years ended December 31,
               1998, 1997 and 1996
            Consolidated Statement of Stockholder's Equity for the years ended December 31, 1998, 1997 and 1996
            Consolidated Statement of Cash Flows for the years ended
               December 31, 1998, 1997 and 1996
            Notes to Consolidated Financial Statements

     (b)  Exhibits:

   *     (1)  Resolution of the Board of Directors establishing Variable
              Account A

         (2)  Not applicable

   *     (3a) Principal Underwriter's Agreement

   *     (3b) Specimen Agreement between Principal Underwriter and Dealer

         (4a) Specimen Variable Annuity Contract of Keyport Life
              Insurance Company

         (4b) Form of Individual Retirement Annuity Endorsement

         (5)  Form of Application for a Variable Annuity Contract

   *     (6a) Articles of Incorporation of Keyport Life Insurance Company

   *     (6b) By-Laws of Keyport Life Insurance Company

         (7)  Not applicable

   **    (8a) Amended and Restated Participation Agreement By and Among
              Keyport Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

   ****  (8b) Amended and Restated Participation Agreement By and Among
              SteinRoe Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

   ++    (9)  Opinion and Consent of Counsel

   ++    (10) Consent of Independent Auditors

         (11) Not applicable

         (12) Not applicable

   ++    (13) Schedule for Computations of Performance Quotations

   +     (15) Chart of Affiliations

   ***   (16) Powers of Attorney

   ++    (27) Financial Data Schedule

* Incorporated by reference to Registration Statement (File No. 333-1043) filed on or about February 16, 1996.

** Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Variable Account J of Liberty Life Assurance Company of Boston (Files No. 333-29811; 811-08269) filed on or about July 17, 1997.

*** Incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement (File No. 333-1043) filed on or about April 24, 1998.

**** Incorporated by reference to Post-Effective Amendment No. 12 to the
     Registration Statement (File No. 333-1043) filed on or about May
     8, 1998.

+ Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

++  To be filed by amendment.

Item 25. Directors and Officers of the Depositor.

Name and Principal                       Positions and Offices
Business Address*                        with Depositor

Kenneth R. Leibler, President            Director and Chairman of the Board
Liberty Financial Companies Inc.
Federal Reserve Plaza, 24th Floor
600 Atlantic Avenue
Boston, MA  02110

Frederick Lippitt                        Director
The Providence Plan
740 Hospital Trust Building
15 Westminster Street
Providence, RI 02903

Mr. Robert C. Nyman                      Director
12 Cooke Street
Providence, RI 02906-2006

Philip K. Polkinghorn                    Director and President

Paul H. LeFevre, Jr.                     Chief Operating Officer

Bernard R. Beckerlegge                   Senior Vice President and General
                                         Counsel

Bernhard M. Koch                         Senior Vice President and Chief
                                         Financial Officer

Stewart R. Morrison                      Senior Vice President and Chief
                                         Investment Officer

Francis E. Reinhart                      Senior Vice President and Chief
                                         Information Officer

Garth A. Bernard                         Vice President

Daniel C. Bryant                         Vice President and Assistant
                                         Secretary

Clifford O. Calderwood                   Vice President

James P. Greaton                         Vice President and Corporate
                                         Actuary

Jacob M. Herschler                       Vice President

James J. Klopper                         Vice President and Secretary

Leslie J. Laputz                         Vice President

Jeffrey J. Lobo                          Vice President - Risk Management

Suzanne E. Lyons                         Vice President - Human Resources

Jeffery J. Whitehead                     Vice President and Treasurer

Ellen L. Wike                            Vice President

Daniel T. H. Yin                         Vice President

Nancy C. Atherton                        Assistant Vice President

John G. Bonvouloir                       Assistant Vice President &
                                         Assistant Treasurer

Reese R. Boyd, III                       Assistant Vice President

Judith A. Brookins                       Assistant Vice President

Paul R. Coady                            Assistant Vice President

Stephen Cross                            Assistant Vice President and
                                         Assistant Controller

Alan R. Downey                           Assistant Vice President

Kenneth M. LeClair                       Assistant Vice President

Gregory L. Lapsley                       Assistant Vice President

Scott E. Morin                           Assistant Vice President and
                                         Controller

Michael J. Mulkern                       Assistant Vice President

Sean P. O'Brien                          Assistant Vice President

Robert J. Scheinerman                    Assistant Vice President

Teresa M. Shumila                        Assistant Vice President

Daniel T. Smyth                          Assistant Vice President

Donald A. Truman                         Assistant Vice President and
                                         Assistant Secretary

Frederick Lippitt                        Assistant Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

      The Depositor controls the Registrant, KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II, under the provisions of Rhode Island law governing the establishment of these separate accounts of the Company.

      The Depositor controls Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities, through 100% stock ownership. KFSC files separate financial statements.

       The Depositor controls Liberty Advisory Services Corp. (LASC) (formerly known as Keyport Advisory Services Corp.), a Massachusetts corporation functioning as an investment adviser, through 100% stock ownership. LASC files separate financial statements.

       The Depositor controls Independence Life and Annuity Company ("Independence Life")(formerly Keyport America Life Insurance Company), a Rhode Island corporation functioning as a life insurance company, through 100% stock ownership. Independence Life files separate financial statements.

      The  Depositor  controls  American  Benefit  Life  Insurance  Company
("American Benefit"), a New York corporation functioning as a life insurance company, through 100% stock ownership. American Benefit files separate financial statements.

      The chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

Item 27. Number of Contract Owners.

     None.

Item 28. Indemnification.

      Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

      Keyport Financial Services Corp. is also principal underwriter of the Liberty Variable Investment Trust, which offers eligible funds for variable annuity and variable life insurance contracts.

The directors and officers are:

Name and Principal                  Position and Offices
Business Address*                   with Underwriter

Jacob M. Herschler                  Director

Paul T. Holman                      Director and Assistant Clerk

James J. Klopper                    Director, President and Clerk

Daniel C. Bryant                    Vice President

Rogelio P. Japlit                   Treasurer

Donald A. Truman                    Assistant Clerk

*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

     Keyport Life Insurance Company, 125 High Street, Boston, Massachusetts
02110.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.

      (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

      (b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
(2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

      (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representation

      Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this registration statement.



                                SIGNATURES






                                SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston and Commonwealth of Massachusetts, on this 6th day of August, l999.

                                       Variable Account A
                                          (Registrant)


                               BY:  Keyport Life Insurance Company
                                          (Depositor)


                               BY:  /s/ Philip K.Polkinghorn
                                     Philip K. Polkinghorn
                                     President







     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


/s/ Kenneth R. Leibler*               /s/ Philip K. Polkinghorn   8/6/99_
Kenneth R. Leibler                    Philip K. Polkinghorn         Date
Director and Chairman of the Board    President
                                      (Principal Executive Officer)


/s/ Frederick Lippitt*                /s/ Bernhard M. Koch*
Frederick Lippitt                     Bernhard M. Koch
Director                              Senior Vice President
                                      (Chief Financial Officer)


/s/ Robert C. Nyman*
Robert C. Nyman
Director


/s/ Philip K. Polkinghorn
Philip K. Polkinghorn
Director


*BY:  /s/ James J. Klopper            August 6, 1999
     James J. Klopper                     Date
     Attorney-in-Fact



* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and and incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement (File Nos. 333-1043; 811-7543) filed on or about April 24, 1998.







                               EXHIBIT INDEX


Item                                                             Page

(4a) Specimen Variable Annuity Contract of Keyport Life
      Insurance Company

(4b) Form of Individual Retirement Annuity Endorsement

(5)  Form of Application for a Variable Annuity Contract